UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

NEPHROS, INC.

(Name of issuer)

Common Stock, $.001 Par Value Per Share

(Title of class of securities)

640671103

(CUSIP number)

Arthur H. Amron, Esq.

Wexford Capital LLC

411 West Putnam Avenue

Greenwich, CT 06830

(203) 862-7012

(Name, address and telephone number of person authorized to receive notices and communications)

September 19, 2007

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640671103

1.		Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Lambda Investors LLC 26-0629166
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power (see Item 5 below) 21,246,459
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power (see Item 5 below) 21,246,459
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 21,246,459
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.		Percent of Class Represented by Amount in Row (11) 47.4%
14.		Type of Reporting Person (See Instructions) OO

Page 2 of 12 Pages

CUSIP No. 640671103

1.		Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Wexford Capital LLC 06-1442624
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Connecticut
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power (see Item 5 below) 21,246,459
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power (see Item 5 below) 21,246,459
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 21,246,459
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.		Percent of Class Represented by Amount in Row (11) 47.4%
14.		Type of Reporting Person (See Instructions) OO

Page 3 of 12 Pages

CUSIP No. 640671103

1.		Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted) Charles E. Davidson
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power (see Item 5 below) 21,246,459
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power (see Item 5 below) 21,246,459
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 21,246,459
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.		Percent of Class Represented by Amount in Row (11) 47.4%
14.		Type of Reporting Person (See Instructions) IN

Page 4 of 12 Pages

CUSIP No. 640671103

1.		Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted) Joseph M. Jacobs
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power (see Item 5 below) 21,246,459
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power (see Item 5 below) 21,246,459
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 21,246,459
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.		Percent of Class Represented by Amount in Row (11) 47.4%
14.		Type of Reporting Person (See Instructions) IN

Page 5 of 12 Pages

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own the same securities directly acquired from the Company by one of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Statement (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit I.

Item 1. Security and Issuer

This Statement is being filed with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Nephros, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 3960 Broadway, New York, New York 10032.

Item 2. Identity and Background

(1)        This statement is filed by

(i)	Lambda Investors LLC, a Delaware limited liability company (“Lambda”) with respect to the shares of Common Stock beneficially owned by it directly;
(ii)	Wexford Capital LLC (“Wexford Capital”), a Connecticut limited liability company, which is the managing member of Lambda, with respect to the shares of Common Stock beneficially owned by Lambda;
(iii)	Charles E. Davidson (“Mr. Davidson”), the chairman and a managing member of Wexford, with respect to the shares of Common Stock beneficially owned by Lambda; and
(iv)	Joseph M. Jacobs (“Mr. Jacobs”), the president and a managing member of Wexford, with respect to the shares of Common Stock beneficially owned by Lambda.

             The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(2)        The address of the principal business and principal office of the Reporting Persons is c/o Wexford Capital LLC, 411 West Putnam Avenue, Greenwich, CT 06830.

(3)         Lambda is a private investment fund formed for the purpose of making various investments. Wexford is the managing member of Lambda. Messrs. Davidson and Jacobs serve as the managing members of Wexford.

(4)         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(5)         None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(6)         Lambda is a Delaware limited liability company. Wexford is a Connecticut limited liability company. Messrs. Davidson and Jacobs are each United States citizens.

Item 3. Source and Amount of Funds

The Reporting Persons obtained beneficial ownership of the securities covered by this statement pursuant to a Subscription Agreement dated September 19, 2007 (the “Subscription Agreement”), between the Company and Lambda. Pursuant to the Subscription Agreement, on September 19, 2007 Lambda purchased a Series A 10% Secured Convertible Note due 2008 issued by the Company (a “Series A Note”) having a principal amount of $10,000,000 (the “Lambda Note”). Lambda purchased the Lambda Note for $10,000,000 of its general funds.

Page 6 of 12 Pages

Lambda’s purchase of the Lambda Note was part of a private placement by the Company of Series A Notes in which three other investors purchased Series A Notes having an aggregate principal amount of $2,676,500 (the “Private Placement”). In connection with the Private Placement, the Company entered into an Exchange Agreement dated September 19, 2007 (the “Exchange Agreement”) with the holders of the Company’s 6% Secured Convertible Notes due 2012 (the “Old Notes”) pursuant to which such holders agreed to exchange the principal and accrued but unpaid interest in an aggregate amount of approximately $5.6 million due under the Old Notes for new Series B 10% Secured Convertible Notes due 2008 in an aggregate principal amount of $5.3 million (the “Series B Notes” and, together with the Series A Notes, the “Notes”). In connection with the Private Placement and the transactions consummated pursuant to the Exchange Agreement (the “Closing”), the Company, Lambda and the other holders of Notes entered into an Investor Rights Agreement dated September 19, 2007 (the “Investor Rights Agreement”).

The principal and accrued interest due under each Series A Note is convertible into (i) shares of Common Stock at a conversion price per share of Common Stock equal to $0.706, and (ii) Class D Warrants (the “Warrants”) for the purchase of shares of Common Stock in an amount equal to 50% of the number of shares of Common Stock issued upon conversion of the Series A Note. The exercise price for the Warrants is $0.90 per share of Common Stock, and the Warrants may be exercised at any time after issuance for a period of 5 years. The principal and accrued interest due under each Series B Note is convertible into shares of Common Stock at a conversion price per share of Common Stock equal to $0.706. All of the Notes will automatically convert on the twenty-first (21st) day after the Company sends or gives its stockholders a definitive Schedule 14C information statement relating to certain actions taken by stockholders of the issuer by written consent (the “Automatic Conversion Date”). Pursuant to the Subscription Agreement and the Exchange Agreement, the Company is obligated to file a preliminary Schedule 14C information statement with the Securities and Exchange Commission (the “Commission”) no later than October 4, 2007 and to file a definitive Schedule 14C information statement (the “Definitive Schedule 14C”) with the Commission no later than the second business day after receiving confirmation that the Commission has no further comments on the preliminary Schedule 14C information statement.

Item 4. Purpose of Transaction

The Reporting Persons consider the acquisition and ownership of the Lambda Note and the Common Stock and Warrants to be received upon the conversion thereof to be an investment.

In satisfaction of a condition to the Closing, four of the Company’s seven directors, including the Company’s Executive Chairman, resigned on September 19, 2007. Also on September 19, 2007, Arthur Amron, a Partner and the Secretary of Wexford Capital and a Vice President and Assistant Secretary of Lambda, and Dr. Paul Mieyal, an employee of Wexford Capital, were appointed to the Board in satisfaction of a condition to the Closing. The Company currently plans to elect an additional director to increase its board size to six members. Wexford Capital and Lambda will be involved in such election; however, it is expected that the person to be elected will not be an affiliate of Wexford Capital or Lambda.

To permit the issuance of the Common Stock issuable upon the conversion of the Notes and the exercise of the Warrants (the “Subject Securities”), the Company is in the process of amending its Certificate of Incorporation to increase its number of authorized shares of Common Stock from 40,000,000 shares to 60,000,000 shares (the “Certificate Amendment”). As a condition to the Closing, the Company was required to obtain written consents of stockholders of the Company sufficient to approve the Certificate Amendment and the issuance of the Subject Securities; however, such written consents will not become effective until 20 days after the Definitive Schedule 14C is given or sent to the Company’s stockholders. The Certificate Amendment is expected to become effective on or before the Automatic Conversion Date.

As part of the Closing, the Company entered into a Registration Rights Agreement with the holders of the Notes (the “Registration Rights Agreement”) pursuant to which the Company agreed to register the Subject Securities for resale under the Securities Act of 1933. Pursuant to the Registration Rights Agreement, the Company is obligated to file a registration statement for such purpose within 60 days after the date on which the Definitive Schedule 14C is filed and to use its commercially reasonable best efforts to cause such registration statement to become effective within 180 days after the date on which the Definitive Schedule 14C is filed. The Company is obligated to pay all expenses in connection with such registration. If the Company is unable to register all of the Subject Securities on a single registration statement, the Company is obligated to file successive registration statements and cause such registration statements to become effective until all of the Subject Securities have been registered, all in accordance with the rules of the Commission.

Page 7 of 12 Pages

Except as set forth above, none of the Reporting Persons have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company (other than upon the conversion of the Lambda Note or the exercise of the Warrants received by Lambda) or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its securities, (iii) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the Company’s business or corporate structure, (vii) changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of the securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (x) any action similar to any of those enumerated above. However, Wexford Capital retains its rights to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer.

The aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons calculated as described below are as follows:

(a)	Amount beneficially owned: 21,246,459
(b)	Percent of class: 47.4%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 21,246,459
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 21,246,459

The information provided above (and in the cover pages to this Statement) is based on the number of shares of Common Stock that Lambda will receive upon the conversion of the principal amount of the Lambda Note (14,164,306 shares) and the number of shares of Common Stock underlying the Warrants that Lambda will receive upon the conversion of the principal amount of the Lambda Note (7,082,153 shares). The Lambda Note accrues interest at a rate of 10% per annum, and the accrued interest will automatically be converted into shares of Common Stock on the Automatic Conversion Date. As a result, the number of shares of Common Stock that Lambda will actually receive upon the conversion of the Lambda Note and the number of shares of Common Stock underlying the Warrants that Lambda will actually receive upon the conversion of the Lambda Note will be greater than the numbers reflected above based on the amount of interest that accrues prior to the Automatic Conversion Date.

The percent of class specified above (and in the cover pages to this Statement) is calculated on the basis of 12,317,992 shares of Common Stock issued and outstanding as reported in the Company’s Form 10-QSB filed with the Commission on August 13, 2007, increased by the aggregate number of shares issuable upon the conversion of the principal amount of all of the Notes and the exercise of the Warrants that will be received by Lambda as a result of the conversion of the principal amount of the Lambda Note (i.e., shares of Common Stock issuable upon the exercise of Warrants by other holders of Series A Notes have not been taken into account). The shares of Common Stock issuable upon the conversion of all of the Notes (as opposed to only the Lambda Note) have been taken into account notwithstanding Rule 13d-3(d)(1)(i) promulgated under the Exchange Act because all of the Notes will be converted on the Automatic Conversion Date. If the shares of Common Stock issuable upon conversion of the Notes other than the Lambda Note were not taken into account, the percent of class for each Reporting Person would instead be 63.3%.

Pursuant to the Investor Rights Agreement and as further described in Item 6 below, the holders of the Notes other than Lambda have agreed to vote any shares of Common Stock or other voting securities of the Company held by them for the election (or removal if directed by Lambda) of two individuals nominated for election to the Board of Directors of the Company by Lambda. Each of such holders has granted Lambda an irrevocable proxy to vote such Common Stock or voting securities in connection with any vote on such matters. As a result of such rights, Lambda (and, accordingly, the other Reporting Persons), may be deemed by Rule 13d-3

Page 8 of 12 Pages

promulgated under the Exchange Act to beneficially own (based on information provided by the Company) an additional 13,193,696 shares of Common Stock beneficially owned by such holders of Notes (including 11,298,157 shares of Common Stock that such holders will receive upon the conversion of the principal amount of the Notes and 1,895,539 shares of Common Stock underlying the Warrants that such holders will receive upon the conversion of the principal amount of the Notes). If Lambda were the beneficial owner of such shares, the aggregate number of shares of Common Stock beneficially owned by each Reporting Person would be 34,440,155 shares and the percent of class for each Reporting Person would be 73.7%. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock beneficially owned by the holders of Notes other than Lambda, and this Statement shall not be construed as an admission that any Reporting Person is the beneficial owner of such securities.

The Investor Rights Agreement may be deemed to create a group of which Lambda is a member pursuant to Rule 13d-5 promulgated under the Exchange Act. If a group were to exist, based upon the conversion of the principal amount of the Notes the group would beneficially own 34,440,155 shares, representing a percent of class of 73.7%. Each of the Reporting Persons disclaims the existence of a group, and this Statement shall not be construed as an admission that a group exists.

Wexford Capital may, by reason of its status as managing member of Lambda, be deemed to beneficially own the shares of Common Stock beneficially owned by Lambda. Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Capital, be deemed to beneficially own the shares of Common Stock beneficially owned by Lambda. Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Capital shares the power to vote and to dispose of the shares of Common Stock beneficially owned by Lambda. Each of Wexford Capital and Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by Lambda and this Statement shall not be construed as an admission that they are the beneficial owner of such securities except, in the case of Messrs. Davidson and Jacobs, to the extent of their interests in each member of Lambda.

Except as set forth above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Statement.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Pursuant to the Subscription Agreement, the Company has agreed that at all times until the Investor Rights Agreement has terminated in accordance with its terms (the “Designation Period”), the Company will cause two individuals designated by Lambda (the individuals whom Lambda has so designated from time to time are referred to herein as the “Lambda Designees”) to be members of the Board of Directors of the Company except to the extent that (i) Lambda otherwise consents in writing, or (ii) a member of the Board of Directors originally designated by Lambda resigns and Lambda has not yet designated a successor. Without limiting the generality of the Company’s obligations, during the Designation Period the Company must cause the Lambda Designees to be elected or nominated to the Board of Directors, to promptly remove any Lambda Designee from the Board of Directors upon the written direction of Lambda, and to promptly elect or appoint any successor designated by Lambda having reasonably appropriate business experience and background to fill any vacancy caused by any Lambda Designee ceasing to be a member of the Board of Directors for any reason.

Pursuant to the Investor Rights Agreement, the Company has agreed to take such corporate actions as may be required to, among other things, entitle Lambda to (i) nominate the Lambda Designees to the Board of Directors, (ii) nominate each successor to the Lambda Designees, provided that any successor shall have reasonably appropriate experience and background, and (iii) direct the removal from the Board of any director nominated under the foregoing clauses (i) or (ii). The holders of Notes have agreed to vote any shares of Common Stock or other voting securities of the Company held by them for the election (or removal if directed by Lambda) of the Lambda Designees and have granted Lambda an irrevocable proxy to vote such Common Stock or voting securities in connection with any vote on such matters. The Investor Rights Agreement will automatically terminate if Lambda no longer owns shares of Common Stock and securities representing the right to acquire shares of Common Stock upon conversion, exchange or exercise (including the Warrants held by Lambda, “Equity Securities”) that in the aggregate represent at least 10% of the sum of the number of outstanding shares of Common Stock plus the number of shares of Common Stock issuable to Lambda upon the exercise of Equity Securities. The parties to the Investor Rights Agreement are the Company, Lambda, 3V Capital Master Fund Ltd., Distressed/High Yield Trading Opportunities, Ltd., Southpaw Credit Opportunity Master Fund LP, Kudu Partners, L.P., LJHS Company, Enso Global Equities Master Partnership LP, GPC 76 LLC and Lewis P. Schneider.

Page 9 of 12 Pages

The disclosure concerning the Registration Rights Agreement contained in Item 4 is incorporated herein by reference. In addition, the Subscription Agreement, Registration Rights Agreement, Lambda Note and form of Warrant attached to the Lambda Note contain customary provisions relating to the transfer of the Lambda Note and the Subject Securities. The parties to the Registration Rights Agreement are the same as the parties to the Investor Rights Agreement.

Except for the Subscription Agreement, the Investor Rights Agreement, the Registration Rights Agreement and the Lambda Note, none of the Reporting Persons are a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, any agreement concerning (i) transfer or voting of any securities of the Company, (ii) finder’s fees, (iii) joint venture, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) divisions of profits or losses, or (viii) the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

I. Joint Filing Agreement

II. Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on From 8-K filed with the Commission on September 25, 2007)

III. Investor Rights Agreement dated as of September 19, 2007 by and among the Company, Lambda Investors LLC, 3V Capital Master Fund Ltd., Distressed/High Yield Trading Opportunities, Ltd., Southpaw Credit Opportunity Master Fund LP, Kudu Partners, L.P., LJHS Company, Enso Global Equities Master Partnership LP, GPC 76 LLC and Lewis P. Schneider (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on From 8-K filed with the Commission on September 25, 2007)

IV. Registration Rights Agreement dated as of September 19, 2007 by and among the Company, Lambda Investors LLC, 3V Capital Master Fund Ltd., Distressed/High Yield Trading Opportunities, Ltd., Southpaw Credit Opportunity Master Fund LP, Kudu Partners, L.P., LJHS Company, Enso Global Equities Master Partnership LP, GPC 76 LLC and Lewis P. Schneider (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on From 8-K filed with the Commission on September 25, 2007)

V. Form of Series A 10% Convertible Secured Note due 2008 of the Company (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on From 8-K filed with the Commission on September 25, 2007)

VI. Form of Series D Warrant of the Company (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on From 8-K filed with the Commission on September 25, 2007)

* * * * *

Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2007

LAMBDA INVESTORS LLC
By:	/s/ Arthur H. Amron
Name: Arthur H. Amron Title: Vice President and Assistant Secretary

WEXFORD CAPITAL LLC

By:	/s/ Arthur H. Amron
Name: Arthur H. Amron Title: Partner and Secretary

/s/ Charles E. Davidson
CHARLES E. DAVIDSON

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

Page 11 of 12 Pages

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)9iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13D and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Nephros, Inc.

LAMBDA INVESTORS LLC
By:	/s/ Arthur H. Amron
Name: Arthur H. Amron Title: Vice President and Assistant Secretary

WEXFORD CAPITAL LLC

By:	/s/ Arthur H. Amron
Name: Arthur H. Amron Title: Partner and Secretary

/s/ Charles E. Davidson
CHARLES E. DAVIDSON

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

Page 12 of 12 Pages